UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

Mosaic ImmunoEngineering Inc.

(Name of Issuer)

Common stock, par value $0.00001

(Title of Class of Securities)

61945M101

(CUSIP Number)

Case Western Reserve University

10900 Euclid Ave.

Cleveland, OH 44016

216-368-4340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Case Western Reserve University
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 401,392,950[1]
	8.	Shared Voting Power
	9.	Sole Dispositive Power 401,392,950[2]
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 401,392,950
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50%[3]
14.	Type of Reporting Person (See Instructions) OO

[1]

Represents 401,392,950 shares of common stock, $0.00001 par value (“Common Stock”), of Mosaic ImmunoEngineering Inc. (f/k/a Patriot Scientific Corporation) (the “Issuer”) that could be obtained upon the conversion of 70,000 shares of Series B Convertible Voting Preferred Stock at a conversion rate of 5,734.185 shares per share of Series B Convertible Voting Preferred Stock.

[2]

Represents 401,392,950 shares of Common Stock that could be obtained upon the conversion of 70,000 shares of Series B Convertible Voting Preferred Stock at a conversion rate of 5,734.185 shares per share of Series B Convertible Voting Preferred Stock.

[3]

Calculated based on 401,392,948 shares of Common Stock of the Issuer outstanding as of October 22, 2020, as reported in the Issuer’s Information Statement on Schedule 14C, filed on November 2, 2020. The Reporting Person owns 100% of the Issuer’s Series B Convertible Voting Preferred Stock outstanding. The Reporting Person’s beneficial ownership percentage would equal 10% when taking into account the conversion of the Issuer’s Series A Convertible Voting Preferred Stock held by other persons (which Series A Convertible Voting Preferred Stock is convertible at a conversion rate of 5,097.053 shares of Common Stock per share of Series A Convertible Voting Preferred Stock).

Item 1.	Security and Issuer

This statement relates to Common Stock, par value 0.00001 per share (“Common Stock”), of Mosaic ImmunoEngineering Inc. (f/k/a Patriot Scientific Corporation, a Delaware corporation (the “Issuer”)), whose principal executive offices are located at 1537 South Novato Blvd, #5, Novato, California, 94947.

As of November 30, 2020, the Reporting Person (defined below) beneficially owned an aggregate of 401,392,950 shares of Common Stock, representing approximately 50% of the outstanding shares of Common Stock of the Issuer. The Reporting Person is the owner of 70,000 shares of Series B Convertible Voting Preferred Stock, which is convertible into the Issuer’s Common Stock, as described under Item 3. The Reporting Person’s beneficial ownership percentage would equal 10% when taking into account the conversion of the Issuer’s Series A Convertible Voting Preferred Stock held by other persons (which Series A Convertible Voting Preferred Stock is convertible at a conversion rate of 5,097.053 shares of Common Stock per share of Series A Convertible Voting Preferred Stock, as describe under Item 3).

Item 2.	Identity and Background

(a), (b), (f)

This statement is filed by Case Western Reserve University (the “Reporting Person”). The Reporting Person is a private university located in Cleveland, Ohio. The Reporting Person’s principal office is located at 10900 Euclid Ave., Cleveland, Ohio 44016. The telephone number of the Reporting Person is 216-368-4340.

(c)

The Reporting Person’s principal business is that of a leading research university, with eight schools and colleges, offering nearly 95 undergraduate degree choices, about 135 graduate and professional options, and almost 140 dual-degree programs. The Reporting Person, from time to time, makes equity and other investments in companies or enters into agreements with companies and receives equity or other securities as remuneration thereunder.

(d), (e)

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 19, 2020, the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”) among PTSC Sub One Inc., Mosaic ImmunoEngineering Inc. (“Mosaic”), certain stockholders of Mosaic set forth therein (including the Reporting Person), and Steven King, pursuant to which the Issuer acquired 100% of the issued and outstanding common stock of Mosaic. Upon closing, in exchange for Mosaic’s securities, the holders of the Class A Stock of Mosaic received 630,000 shares of the Issuer’s preferred stock to be designated Series A Convertible Voting Preferred Stock (“Series A Preferred Stock”) and holders of the Class B Stock of Mosaic received 70,000 shares of the Issuer’s preferred stock to be designated Series B Convertible Voting Preferred Stock (“Series B Preferred Stock”). Each share of the Series A Preferred Stock shall (a) convert into 5,097.053 shares of common stock of the Issuer, (b) possess full voting rights, on an as-converted basis, as the common stock of the Issuer, and (c) have no dividend rate. Each share of the Series B Preferred Stock shall (a) convert into 5,734.185 shares of common stock of the Issuer, (b) possess full voting rights, on an as-converted basis, as the common stock of the Issuer, (c) have no dividend rate, and (d) shall possess certain anti-dilution protections as defined in the Series B Certificate of Designation. On a fully diluted, as converted basis, the former Mosaic stockholders shall own 90% of the issued and outstanding common stock of the Issuer.

On August 21, 2020, the Issuer completed the purchase from the Mosaic stockholders of 100% of the issued and outstanding stock of Mosaic in exchange for the issuance of the Series A Preferred Stock and Series B Preferred Stock as described above (the “Transaction”). The 630,000 shares of the Series A Preferred Stock and 70,000 shares of Series B Preferred Stock that were issued to the Mosaic stockholders in connection with the Transaction were issued pursuant to a private placement.

The Reporting Person acquired 70,000 shares of Series B Preferred Stock in connection with the Transaction. The Series B Preferred Stock may be converted to Common Stock of the Issuer after the earlier of (A) the adoption of an amended and restated certificate of incorporation of the Issuer which provides for a sufficient number of shares of Common Stock authorized and available for issuance upon conversion of the shares of Series B Preferred Stock or (B) the occurrence of a liquidation event as defined in the Certificate of Designation of Rights, Preferences and Limitations of the Series B Preferred Stock. Such amended and restated certificate of incorporation was filed with the Secretary of State of the State of Delaware on November 30, 2020.

Item 4.	Purpose of Transaction

Stock Purchase Agreement and Transaction

The purpose of the acquisition of the Series B Preferred Stock (and underlying Common Stock) was the receipt of consideration by the Reporting Person for the Reporting Person’s sale of its interests in Mosaic pursuant to the terms of the Stock Purchase Agreement, as described in Item 3.

Further, as disclosed in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2020, in connection with the consummation of the Transaction, the Issuer’s prior Interim Executive Officer, Interim Chief Financial Officer, and Secretary resigned from such positions, and, effective August 28, 2020, Mr. Steven King was appointed President and Chief Executive Officer of the Issuer, Mr. Paul Lytle was appointed Executive Vice President, Chief Financial Officer, and Secretary of the Issuer, and Nicole Steinmetz, Ph.D, was Chief Scientific Officer of the Issuer.

Series B Preferred Stock

In connection with the Transaction and the issuance of the Series B Preferred Stock, the Issuer established the rights and preferences of the Series B Preferred Stock pursuant to a Certificate of Designation of Rights, Preferences and Limitations of the Series B Preferred Stock (the “Certificate of Designation”). Each share of Series B Preferred Stock has a par value of $0.00001 and a stated value equal to $6.50 per share (as adjusted for any stock split, stock dividend, stock combination or other similar transactions with respect to the Series B Preferred Stock, the “Stated Value”).

Among other things, the Certificate of Designation provides holders of the Series B Preferred Stock the right to vote together with the holders of the Common Stock as a single class, upon all matters submitted to holders of Common Stock for a vote. Each share of Series B Preferred Stock carries a number of votes equal to the number of shares of Common Stock issuable based on the then applicable Conversion Number (defined below). The Series B Preferred Stock will not be entitled to dividends unless the Issuer pays cash dividends or dividends in other property to holders of outstanding shares of Common Stock, in which event, each outstanding share of the Series B Preferred Stock will be entitled to receive dividends of cash or property in an amount or value equal to the Conversion Number multiplied by the amount paid in respect of one share of Common Stock.

Additionally, each share of the Series B Preferred shall (a) be convertible into 5,734.185 shares of Common Stock, (b) possess full voting rights, on an as-converted basis, as the common stock of the Issuer, (c) have no dividend rate, and (d) shall possess certain anti-dilution protections. The number of shares of Common Stock into which each share of Series B Preferred Stock is convertible, as adjusted from time to time, is referred to herein as the “Conversion Number.”

The Series B Preferred may be converted to Common Stock of the Issuer after the earlier of (A) the adoption of an amended and restated certificate of incorporation of the Issuer which provides for a sufficient number of shares of Common Stock authorized and available for issuance upon conversion of the shares of Series B Preferred or (B) the occurrence of a liquidation event as defined in the Certificate of Designation.

If the outstanding shares of Common Stock are split into a greater number of shares, the Conversion Number will be proportionately increased. If the outstanding shares of Common Stock are combined into a smaller number of shares, the Conversion Number then in effect immediately before such combination will be proportionately decreased.

In the event of a liquidation event, the Reporting Person, as a holder of the Series B Preferred Stock, shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Issuer a liquidation preference, calculated as an amount per share in cash equal to the greater of (x) the Stated Value for each share of Series B Preferred Stock then held by them, plus all accrued and unpaid dividends on such Series B Preferred Stock as of the date of such event, or (y) the amount payable per share of Common Stock which such holder of Series B Preferred Stock would have received if such holder had converted to Common Stock immediately prior to the liquidation event all of the shares of Series B Preferred Stock then held by such holder together with all accrued but unpaid dividends on such Series B Preferred Stock as of the date of such event.

Voting Agreement

The Reporting Person also entered into a Voting Agreement, dated August 19, 2020, among the Issuer and the holders of Series A Preferred Stock, pursuant to which the holders of the Series A Preferred Stock and Series B Preferred Stock agreed to vote in favor of the amended and restated certificate of incorporation of the Issuer to increase the number of authorized shares of Common Stock of the Issuer to ensure that there will be sufficient shares of Common Stock available for the conversion of all of the shares of Series A Preferred Stock and Series B Preferred Stock. The holders of the Series A Preferred Stock and Series B Preferred Stock (including the Reporting Person) also agreed to vote or cause to be voted all shares owned by such holder (or over which such holder has voting control) for a reverse stock split of the Issuer’s Common Stock, at such time and in such ratio as may be determined by the board of directors of the Issuer and agreed not to vote or cause to be voted their shares in favor of a reverse stock split if the result of such reverse stock split would cause insufficient shares of Common Stock to be available for conversion of all of the shares of Series A Preferred Stock and Series B Preferred Stock, in each case, then outstanding.

Investor Rights Agreement

In addition, the Reporting Person has entered into an Investor Rights Agreement, dated August 19, 2020, between the Issuer and the Reporting Person, pursuant to which the Issuer agreed to provide the Reporting Person certain demand and “piggyback” registration rights (pursuant to which the Issuer is required to register Common Stock issued to the Reporting Person) and information rights regarding the Issuer’s financial statements in connection with their receipt of the Series B Preferred Stock.

Except as described herein and in Item 3, the Reporting Person has no plan or proposal that would result in: the acquisition or disposition of any additional securities of the Issuer by any person; an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plan or proposal to change the number or term of directors or fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the business or corporate structure; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated in the foregoing.

Item 5.	Interest in Securities of the Issuer

(a), (b)

Based upon the Issuer’s Information Statement on Schedule 14C, filed on November 2, 2020, there were 401,392,948 shares of Common Stock, $0.00001 par value, of the Issuer outstanding as of October 22, 2020.

As described above, the Reporting Person holds 70,000 shares of Series B Preferred Stock, and each share of the Series B Preferred may be converted into 5,734.185 shares of Common Stock of the Issuer upon the events described in Item 3, above. All such shares are beneficially owned by the Reporting Person and the Reporting Person has the sole power to vote and dispose of such shares.

Based on the foregoing, as of November 30, 2020, the Reporting Person may be deemed to beneficially own 401,392,950 shares of the Common Stock, which represents approximately 50% of the shares of the Common Stock issued and outstanding (as of October 22, 2020). When taking into account the conversion of the Series A Preferred Stock held by other persons, the Reporting Person’s beneficial ownership of the Common Stock underlying the Series B Preferred Stock represents approximately 10% of the Issuer’s Common Stock.

As of the date hereof, the Reporting Person does not own any shares of the Common Stock other than the shares covered in this Statement.

(c) There were no transactions in the Common Stock during the past 60 days by the Reporting Person.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Stock Purchase Agreement, dated August 19, 2020, among Patriot Scientific Corporation, PTSC Sub One Inc., Mosaic ImmunoEngineering Inc., certain stockholders of Mosaic set forth therein, and Steven King (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by the Issuer on August 25, 2020 (the “Form 8-K”)).

2.	Voting Agreement dated August 19, 2020, among Patriot Scientific Corporation and holders of Series A and Series B Preferred Stock (incorporated by reference to Exhibit 3.3.12 to the Form 8-K).

3.	Investor Rights Agreement dated August 19, 2020, among Patriot Scientific Corporation and holders of Series A and Series B Preferred Stock (incorporated by reference to Exhibit 3.3.11 to the Form 8-K).

4.	Series B Certificate of Designation (incorporated by reference to Exhibit 3.3.10 to the Form 8-K).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2020	CASE WESTERN RESERVE UNIVERSITY

	By:	/s/ John F. Sideras
	Name:	John F. Sideras
	Its:	Senior Vice President and Chief Financial Officer